

Mail Stop 6010

December 10, 2007

Via Facsimile and U.S. Mail

Mr. Henry W. Knueppel
Chief Executive Officer
Regal Beloit Corporation
200 State Street
Beloit, WI   53511

> **Re: Regal Beloit Corporation**
> **Form 10-K for the fiscal year ended December 30, 2006**
> **Filed February 27, 2007**
> **Form 10-Q for the quarter ended September 29, 2007**
> **File No. 1-10702**

Dear Mr. Knueppel:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 30, 2006

Item 8 – Financial Statements and Supplementary Data, page 23

Note (4) Goodwill and Other Intangibles, page 36

1.   We note your disclosure that the amounts allocated to intangible assets were determined by independent appraisals. While in future filings management may elect to take full responsibility for valuing the intangible assets, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-K, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Item 9A – Controls and Procedures, page 47

2.   We note your disclosure that the "Chief Executive Officer and Chief Financial Officer concluded that the [Company's] disclosure controls and procedures were effective as of December 30, 2006 to ensure that (a) information required to be disclosed in the reports that [we] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

For 10-Q for the quarter ended September 29, 2007

Item I. Condensed Consolidated Financial Statements, page 3

Note 4. Acquisitions and Divestitures

3.   You disclose that the total combined purchase price for the acquired assets of the Fasco
        Motor business and the acquired stock of Jakel Incorporated was $250.8 million, net of
        cash acquired. It appears that these acquisitions are material in the aggregate under
        SFAS 141. Please revise future filings to provide the supplemental pro forma
        information required by paragraphs 54-55 of SFAS 141. In addition, please confirm that
        your fiscal year 2007 Form 10-K will include all disclosures required by paragraphs 51-
        52 of SFAS 141.

4.   As a related matter, please provide us with your calculations under Rule 3-05 of
        Regulation S-X of the significance of the Fasco Motor acquisition, the Jakel acquisition,
        the Morrill Motors acquisition on October 12, 2007, and the Alstom's motors and fans
        business on November 2, 2007. Tell us how you concluded that you were not required to
        file audited financial statements and unaudited pro forma financial statements in
        connection with these acquisitions.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response that
keys your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities and
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

•   The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant